UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

iBio, Inc.

(Name of Issuer)

COMMON STOCK, $0.0010 PAR VALUE PER SHARE

(Title of Class of Securities)

451033104

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 415033104	13D/A	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 45,744,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 45,744,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,744,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 415033104	13D/A	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 45,744,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 45,744,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,744,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 415033104	13D/A	Page 4 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 45,744,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 45,744,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,744,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 415033104	13D/A	Page 5 of 7

Item 1.  Security and Issuer.

This Amendment No. 9 to Schedule 13D relates to the common stock of iBio, Inc. (the “Issuer”), whose principal executive offices are located at 600 Madison Avenue, Suite 1601, NY 10022-1737 United States.

Item 2.  Identity and Background.

This Amendment No. 9 to Schedule 13D is being filed by Eastern Capital Limited, Portfolio Services Ltd. and Kenneth B. Dart (collectively, the “Reporting Persons”).

Eastern Capital Limited, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a Cayman Islands corporation, is an investment entity that owns the shares of the Issuer’s common stock reported in this Schedule 13D/A. Kenneth B. Dart, Mark R. VanDevelde, Sharon M. Cornwell, and Alasdair J. Foster, are directors of Eastern Capital Limited.

Portfolio Services Ltd., 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Eastern Capital Limited. Kenneth B. Dart and Mark R. VanDevelde are directors of Portfolio Services Ltd.

Kenneth B. Dart, P. O. Box 31300 SMB, Grand Cayman, Cayman Islands, a British Overseas Territory Citizen / Cayman Islands and businessman, is the beneficial owner of all of the outstanding stock of Portfolio Services Ltd.

Mark R. VanDevelde, 10 Market Street #771, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a British Overseas Territory Citizen / Cayman Islands, is the Chief Executive Officer of Dart Enterprises Ltd., Grand Cayman, Cayman Islands.

Alasdair J. Foster, 10 Market Street #251, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, British Citizen, is President of the Active Investments of Dart Enterprises Ltd., Grand Cayman, Cayman Islands.

Sharon M. Cornwell, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, United States citizen, is an Executive Vice President of Dart Management Services Ltd., Grand Cayman, Cayman Islands.

In the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used to acquire the shares of the Issuer’s common stock was the working capital of Eastern Capital Limited.

Item 4.  Purpose of Transaction.

Upon the invitation of the Board of Directors of the Issuer, Eastern Capital Limited acquired 12,000,000 shares of common stock of the Issuer at a price of $0.20 per share on November 30th, 2017, in an underwritten public offering for a total of 22,500,000 shares of common stock of the Issuer (the “Offering”).

The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraph (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 415033104	13D/A	Page 6 of 7

Item 5.  Interest in Securities of the Issuer.

 Item 5(a)–(b)

Eastern Capital Limited beneficially owns 45,744,000 shares of the Issuer’s common stock, representing 39.6% of the Issuer’s outstanding common stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 45,744,000 shares of the Issuer’s common stock, representing 39.6% of the Issuer’s outstanding common stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

 Item 5(a)–(b)

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 45,744,000 shares of the Issuer’s common stock, representing 39.6% of the Issuer’s outstanding common stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

Item 5(c)

The disclosure in Item 4 above is incorporated by reference herein.

Items 5(d) and (e) - Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Offering, Eastern Capital Limited (“Eastern”) entered into an agreement  with respect to the shares of the Issuer’s common stock (the “Lock Up Agreement”). Pursuant to the Lock-Up Agreement, Eastern has agreed not to, except in limited circumstances, offer, sell, contract to sell, pledge, transfer, assign or otherwise dispose of, or engage in swap or similar transactions with respect to shares of the Issuer’s common stock, beginning on November 29th, 2017, and ending on, and including, the date that is ninety (90) days after the date of the final prospectus relating to the Offering.

The preceding description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, Incorporated herein by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 1, 2017.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Lock-Up Agreement dated November 29th, 2017, between Eastern Capital Limited and the Aegis Capital Corp, (Incorporated herein by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 1, 2017)

CUSIP No. 415033104	13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
12/04/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
12/04/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
12/04/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title